July 27, 2017

VIA EDGAR CORRESPONDENCE

Mr. John Cash
Branch Chief
Office of Manufacturing & Construction
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:     Kraton Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-34581

Dear Mr. Cash:

Set forth below is the response of Kraton Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 18, 2017, with respect to the above referenced Form 10-K for the year ended December 31, 2016, filed on February 28, 2017.

Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have also included the text of the Staff’s comments in bold, followed by the Company’s response.

Liquidity and Capital Resources, page 46

Operating Cash Flows, page 48

1.
We note a substantial increase in your allowance for doubtful accounts year over year. And, we note a further increase in the first quarter ended March 31, 2017. Please tell us what let to such a substantial increase in your allowance for doubtful accounts. Further, please expand MD&A and Risk Factors in future filings to discuss all known material trends, events or uncertainty that have had or are reasonably expected to have a material impact on your financial condition and results of operation. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Kraton Corporation
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

Response

Our gross customer receivables and allowance for doubtful accounts at December 31, 2015 was $105.3 million and $244 thousand, respectively. With the acquisition of Arizona Chemical on January 6, 2016, we acquired customer receivables valued at $78.7 million, which was our best estimate of the fair market value of their customer receivables. There was no allowance for doubtful accounts recognized in purchase accounting. We estimate the allowance for doubtful accounts based upon our historical collection history as well as known trends and events that could indicate uncertainty of collections from our customers. We consider historical write-offs, days sales outstanding, and customer specific facts and circumstances in our analysis.

During the first quarter of 2016, we conformed Arizona Chemical’s accounting policy for estimating allowance for doubtful accounts to our existing policy. Our allowance for doubtful accounts increased from $244 thousand at December 31, 2015 to $814 thousand at December 31, 2016. The $570 thousand increase was attributable the increase in our customer receivables as well as applying our policy for estimating allowance for doubtful accounts to Arizona Chemical customer receivables. Our allowance for doubtful accounts increased from $814 thousand at December 31, 2016 to $929 thousand at March 31, 2017. The $115 thousand increase was attributable to the increase in our customer receivables.

We have not experienced a significant decrease in collections from our customers. Additionally, we have not experienced negative trends, events, or uncertainties not already disclosed in our filings to the Commission that have had or we would reasonable expect to have a material impact on our financial condition and results of operations. Should future events change we will include such disclosure in future filings.

Notes to the Consolidated Financial Statements

11. Income Taxes, page F-32

2.
We note that you recorded a reversal of your valuation allowance during the year ended December 31, 2016. And, we note that your reversal of $87 million related primarily to U.S. net operating loss carryforwards and other deferred tax assets. Please provide us with a comprehensive analysis of the positive and negative evidence that you considered to determine that this reversal was appropriate. It appears you may have been in a cumulative three-year net loss position at the time of reversal. Further, in future periodic filings please provide a more robust description of the positive and negative evidence you consider when determining whether your deferred tax asset valuation allowance is appropriate.

Response

We record valuation allowances to reduce deferred tax assets once management determines it is more likely than not that a tax benefit will not be realized. We consider all available material evidence, both positive and negative, in assessing the appropriateness of a valuation allowance for our deferred tax assets. In determining whether a valuation allowance is required during the period, we primarily evaluate (a) cumulative earnings and losses in recent years, (b) historical taxable income or losses as it relates to our ability to utilize operating loss and tax credit carryforwards within the expiration period, (c) trends indicating earnings or losses expected in future years along with our ability in prior years to reasonably project these future trends or operating results, (d) length of the carryback and carryforward period, and

Kraton Corporation
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

(e) prudent and feasible tax-planning strategies, particularly related to operational changes, legislation developments and the impact on the timing or taxability of relative amounts.

Following the acquisition of Arizona Chemical on January 6, 2016, we reversed $86.0 million of the valuation allowance related to the U.S. net operating loss carryforwards and $1.0 million of the valuation allowance related to other deferred tax assets, specifically state net operating loss carryforwards. In assessing the appropriateness of the valuation allowance on the U.S. net operating loss carryforwards at the acquisition date, we considered the following positive and negative factors in determining whether it was more-likely than-not that the U.S. net operating loss carryforwards were realizable.

We considered the cumulative three-year income/loss position of both the legacy Kraton U.S. group as well as the acquired Arizona Chemical U.S. group on a combined basis. The legacy Kraton U.S. group was in a cumulative three-year loss position prior to the consummation of Arizona Chemical on January 6, 2016. However, after the acquisition, we considered the cumulative three-year income position of the combined U.S. group. The combined U.S. group had a three-year cumulative income position of approximately $98 million. While the legacy Kraton U.S. group had historically generated losses, the legacy Arizona Chemical U.S. group had historically generated income, such that on a combined basis, the U.S. group was in a three-year cumulative income position. While the legacy Kraton U.S. group’s three-year cumulative loss was considered negative evidence, we considered the combined U.S. group’s three-year cumulative income as positive evidence in evaluating whether it was more-likely than-not that the U.S. net operating loss carryforwards would be realized.

We also considered historical taxable income when analyzing whether the U.S. net operating loss carryforwards were more-likely than-not to be realized. The legacy Kraton U.S. group had historically generated tax losses, while, conversely, the legacy Arizona U.S. group had consistently generated taxable income in prior years. The combined U.S. group had generated cumulative taxable income of approximately $521 million over the prior five years. While we considered the legacy Kraton U.S. group’s historical taxable loss as negative evidence, we considered the combined U.S. group’s cumulative, historical taxable income as positive evidence in evaluating whether it was more-likely than-not that the U.S. net operating loss carryforwards would be realized.

We analyzed our ability to generate sufficient earnings and taxable income to utilize our net operating loss carryforwards by considering projected future taxable income. Based upon our internal forecast, we expected to generate sufficient pre-tax earnings to utilize our U.S. net operating loss carryforwards. We have considered the past earnings results of the combined company as well as trends in current earnings in developing our expectations of projected future taxable income. We estimated that we would utilize approximately $30 million of the U.S. net operating loss carryforwards in 2016. In addition, we considered the nature of taxable income generated by the legacy Arizona U.S. group. The legacy Arizona U.S. group’s taxable income in prior year was ordinary in nature, and thus, we would expect in the future that ordinary income would be available to offset the U.S. net operating loss carryforwards. We considered our projection of future taxable income as positive evidence in evaluating whether it was more-likely than-not that the U.S. net operating loss carryforwards would be realized.

The U.S. net operating loss carryforwards expire between 2024 and 2035. We analyzed whether we would expect to generate sufficient taxable income in future periods in order to utilize the U.S. net operating losses prior to expiration. Based upon our projected future taxable income and the long carryforwards period, we determined that we would expect to fully utilize the U.S. net operating loss carryforwards within the expiration period.

Kraton Corporation
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

Under U.S. tax law, we are primarily permitted to utilize tax loss carryforwards generated by the legacy Kraton U.S. group as an offset to taxable income generated by members of our U.S. consolidated group, including the acquired Arizona Chemical U.S. group. As a result, we have released valuation allowance related to these tax loss carryforwards.

With respect to the state net operating loss carryforwards, we considered the applicable state regulations and any limitations on the utilization of state net operating loss carryforwards to offset income of separate companies that are members of our combined U.S. group. Based upon this analysis, we concluded that that is was appropriate to reverse $1 million of the valuation allowance related to the our state net operating loss carryforwards.

We determined that, cumulatively, the evidence supported the reversal of $87 million of the valuation allowance related to the U.S. net operating loss carryforwards and other deferred tax assets during the year-ended December 31, 2016.

In future filings we will include language similar to the below:

“Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.  We consider all available material evidence, both positive and negative, in assessing the appropriateness of a valuation allowance for our deferred tax assets.  In determining whether a valuation allowance is required during the period, we evaluate primarily (a) cumulative earnings and losses in recent years, (b) historical taxable income or losses as it relates to our ability to utilize operating loss and tax credit carryforwards within the expiration period, (c) trends indicating earnings or losses expected in future years along with our ability in prior years to reasonably project these future trends or operating results, (d) length of the carryback and carryforward period, and (e) prudent and feasible tax-planning strategies, particularly related to operational changes and the impact on the timing or taxability of relative amounts.

As of June 30, 2017 and December 31, 2016, we had recorded a valuation allowance of $44.4 million and $44.7 million, respectively, against our net operating loss carryforwards and other deferred tax assets. We decreased our valuation allowances by $0.4 million for the three months ended June 30, 2017, primarily related to current period net operating losses in certain jurisdictions. During the three months ended June 30, 2016, we decreased our valuation allowances by $0.8 million, which represents the utilization of net operating losses. We decreased our valuation allowances by $0.3 million for the six months ended June 30, 2017, primarily related to current period net operating losses in certain jurisdictions. During the six months ended June 30, 2016, we released $56.4 million of the valuation allowances, of which $87.6 million primarily related to our U.S. net operating loss carryforwards and other deferred tax assets, partially offset by $31.2 million of new valuation allowances assumed in connection with the Arizona Chemical Acquisition.

Following the acquisition of Arizona Chemical on January 6, 2016, we released $87.0 million of the valuation allowance related to the U.S. net operating loss carryforwards and other deferred tax assets. In assessing the appropriateness of the U.S. valuation allowance as of the acquisition date, we considered the significant cumulative earnings in recent years as well as consistent historical taxable income of our U.S. combined operations. Additionally, we consider our ability to utilize net operating loss carryforwards to offset future taxable income generated by our U.S. combined operations. Under U.S. tax law, we are permitted to utilize tax loss carryforwards as an offset to taxable income generated by

Kraton Corporation
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

members of our U.S. consolidated group, with the exception of a few separate state regulations. We do not expect any tax loss limitations under IRC §382 that would impact our utilization of the federal carryforwards in the future. We project that we will have sufficient combined pre-tax earnings in the U.S. to utilize net operating loss carryforwards within the expiration period. We maintain valuation allowance for carryforwards related to our foreign tax credits and certain state tax losses”.

*    *    *    *    *

Please direct any comments or questions regarding this filing to the undersigned at (281) 504-4760.

Very truly yours,

/s/ Stephen E. Tremblay
Stephen E. Tremblay
Chief Financial Officer

cc:    James L. Simmons
Kraton Corporation

Jonathan Newton
Baker & McKenzie LLP

Johnathan S. Zoeller
KPMG LLP

Kraton Corporation
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com